Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036-2652
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Joan E. Boros
(202) 507-6413
JBoros@Stradley.Com

VIA EDGAR                                            April 13, 2015

Joyce Pickholz, Esq.
Branch Chief
Office of Insured Investments
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Dear Ms. Pickholz:

This letter is in response to your request for a summary report relating to the Supplement dated February 24, 2015 to the Prospectus for Principal Variable Universal Life Income III dated May 1, 2014 (the “Supplement”) and my call with William Kotapish, you, and Michelle Roberts (the “Staff’) relating thereto. My apologies for not realizing you were expecting a summary of the call.

Summary of Matter

Both in an initial statement and in response to questions from the Staff,  I outlined that due to an error when the data was uploaded, certain charges were misstated in the prospectus, beginning with the initial registration statement and repeated in each annual update, and hence potentially erroneously charged to contract owners.

Below is a summary of the errors and the extent to which contract owners were affected.

•
The intended Cost of Insurance Charge is lower than the incorrect charge stated in the prospectus. Because owners were actually charged lower amounts than those stated in the prospectus, no owners were negatively affected by the error.

•
Monthly Policy Charges have a minimum and maximum range dependent upon the insured’s age and risk classification. The intended maximum Monthly Policy Charge is higher than the incorrect charge stated in the prospectus. However, owners have only been charged at rates significantly less than either the stated or intended maximum, so no owners were negatively affected by the error.

•
The intended Surrender Charges are a mixture of higher and lower charges than those stated in the prospectus, depending upon the applicable rate and percentage in the surrender charge tables in each particular case. Moreover, the tables in the prospectus stated surrender charges through the 15th year, but surrender charges were actually only intended through the 10th year. There were less than 20 policy owners who surrendered and would have received higher surrender amounts based on the “best of” the intended and stated surrender charges and percentages.

Corrective Actions In Process

In the course of the call, I informed the Staff, as corrected in the supplement, that the lower Cost of Insurance Charge, lower Maximum Monthly Policy Charge, and lower of the Surrender Charge rate and Surrender Charge percentage in each case would be maintained for the affected contract owners for the life of their contracts. For contract owners that had surrendered their contract checks reflecting the corrected amount of surrender value would be mailed to them.

I suggested to the Staff that the existence of lower Surrender Charges supported the assertion that the errors were inadvertent. I also stated that the marketing documents, etc. had always been correct, that the errors did not affect  the full universe of owners, and that the supplement makes it clear what the divergence and cure were, especially in the footnotes.

With regard to my understanding of the Staff’s position expressed during the call, Mr. Kotapish stated that the Staff was going to review the supplement, which had just been filed, more carefully based on the explanation of the error. He also said he would get back to me if there was anything additional that should be put in the Rule 485(a) filing that was going to be made.  He also stated that he and others would be  thinking about whether there was any explicit statement in the full prospectus  required about the divergence of the fee table and exhibits from the contract. He added he was not tending that way and would call me if he had any additional thoughts or he would tell Michelle Roberts to include in comments. I expressed the view that the supplement made it clear what the divergence and cure were without summary words, especially in the footnotes.  I also stated that the marketing documents, etc. had been correct and that the errors did not affect  the full universe of owners. So I just assumed no additional communication was necessary.  I also did not recommend to the client that they needed to say anything more in the Rule 485(a) transmittal letter.

Corrective Actions Taken

I have been advised by Principal that all systems updates have been completed so that in-force owners receive the charges as described in the supplement. As stated above, no contract owners were negatively affected by the error so all required corrections have been made.

As I advised the Staff during the call, it was Principal’s intention to issue checks correcting the error to owners that surrendered their contracts during the mispriced period and received less than the “best of” rate.  I have been advised by Principal that mailing of the checks is currently in process.

In addition, I have been informed that the fees disclosed in the fee tables in the Rule 485(a) filing are identical to the N-6 dated December 9, 2011 through the current filing, except (a) as disclosed in the supplement (and consequently footnotes 13, 14 and 15 to the fee tables in the 2015 prospectus), (b) for annual updates to the annual underlying mutual fund operating expenses, and (c) with respect to policies dated on or after May 16, 2015.

Conclusion

Thus, the errors that theoretically could have had a negative impact on contract owners were limited to those that had surrendered. That correction is in process through the current mailing of checks.

Thank you for your attention. Please call me at number provided above if you have additional questions.

Sincerely yours,

s/Joan E. Boros

Joan E. Boros, Esq.

cc:    William Kotapish
Michelle Roberts
Britney Schnathorst